UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT TO
§240.13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2

(Amendment No. 1)*

Franklin Financial Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

35353C 102

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35353C 102	SCHEDULE 13G/A

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Franklin Federal Savings Bank Employee Stock Ownership Plan Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Commonwealth of Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

1,087,016
	6.	SHARED VOTING POWER

57,211
	7.	SOLE DISPOSITIVE POWER

1,144,227
	8.	SHARED DISPOSITIVE POWER

0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,144,227
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.0% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

EP

(1)	Based on 14,302,838 of common stock outstanding as of December 31, 2011.

FRANKLIN FEDERAL SAVINGS BANK

EMPLOYEE STOCK OWNERSHIP PLAN TRUST

SCHEDULE 13G/A

Item 1(a).		Name of Issuer:

Franklin Financial Corporation

(b).		Address of Issuer’s Principal Executive Offices:

4501 Cox Road
Glen Allen, Virginia 23060

Item 2(a).		Name of Person Filing:

Franklin Federal Savings Bank Employee Stock Ownership Plan Trust

	Trustee:	Pentegra Trust Company
c/o Pentegra Services, Inc.
108 Corporate Park Drive
White Plains, New York 10604

(b).		Address of Principal Business Office or, if none, Residence:

4501 Cox Road
Glen Allen, Virginia 23060

(c).		Citizenship: See Page 2, Item 4.

(d).		Title of Class of Securities: Common Stock, par value $0.01 per share

(e).		CUSIP Number: 35353C 102

Item 3.		If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(f) ☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See Page 2, Item 9.

(b) Percent of Class: See Page 2, Item 11.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Page 2, Item 5.

(ii) Shared power to vote or to direct the vote: See Page 2, Item 6.

(iii) Sole power to dispose or to direct the disposition of: See Page 2, Item 7.

(iv) Shared power to dispose or to direct the disposition of: See Page 2, Item 8.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2012

Date

/s/William J. Pieper

Signature

Pentegra Trust Company, as Trustee for the

Franklin Federal Savings Bank

Employee Stock Ownership Plan

By: William J. Pieper, Senior Vice President,

Pentegra Trust Company

Name/Title